Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sierra Monitor Corporation

We consent to the incorporation by reference in the registration statements (Nos. 333-18241, 333-85376 and 333-147083) on Form S-8 of Sierra Monitor Corporation of our report dated March 30, 2014, relating to the balance sheets of Sierra Monitor Corporation as of December 31, 2014 and 2013, and the related statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2014, appearing in this annual report on Form 10-K of Sierra Monitor Corporation to be filed with the Securities and Exchange Commission.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
March 30, 2015